Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES FILING
OF A PRELIMINARY SHORT FORM SHELF PROSPECTUS

Calgary, Alberta, Canada – July 28, 2016

Precision Drilling Corporation ("Precision") announced today that it has filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement in the United States, for the offering of up to CDN$1,000,000,000 of common shares, preferred shares, debt securities, warrants, subscription receipts or units (the "Securities"). The Securities may be offered from time to time during the 25-month period for which the final short form base prospectus remains valid. The specific terms of any Securities will be described in one or more prospectus supplements to be filed with the applicable securities regulatory authorities in Canada and the United States.

The corresponding registration statement relating to the Securities filed with the United States Securities and Exchange Commission has not yet become effective.  The Securities may not be sold, nor may offers to buy be accepted, before the registration statement becomes effective and the final short form base shelf prospectus is filed.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any province or territory of Canada or the United States.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com